Exhibit 6.18

FEE SHARING AND

NONCIRCUMVENTION

AGREEMENT

This FEE SHARING AGREEMENT (the "Agreement"), is entered into as of February 9, 2022 ("Effective Date"), between A2M Bio Inc. ("A2M") and Greene Concepts, Inc. ("Greene Concepts"). A2M and Greene Concepts may be referred to herein from time to time as the "Parties" or individually as a"Party" to this Agreement.

RECITALS

A.          Including Walmart and its affiliates, A2M has identified several potential business partners ("Potential Buyer(s)") that are interested in entering into Agreement with Greene Concepts for products distribution and services ("Greene Concepts Products").

B.          A2M has a substantial and skilled base of general contractors that can provide the support needed for bringing Greene Concepts to potential Buyer(s).

C.         Greene Concepts is the owner and manufacturer of Greene Concepts Products and is working withA2M to meet with Potential Buyers and be approved as a registered Walmart vendor.

D.         A2M has extensive experience and connections with Potential Buyers and are working to facilitate and expedite orders of Greene Concepts Products with such Potential Buyers.

E.         The Parties intend to work together to negotiate and enter into Master Services Agreements between Greene Concepts and Potential Buyers for the purchase of Products of Greene Concepts Products.

F.          It is the Parties' intention that upon the execution of a Purchasing Agreement between Greene Concepts and any Potential Buyer, Greene Concepts will make payments to A2M in accordance with Paragraph 2 hereof.

NOW THEREFORE, in consideration of the mutual promises and covenants contained inthis Agreement, the adequacy and sufficiency of which is hereby acknowledged, A2M and Greene Concepts agree as follows:

1.	A2M Obligations. Among other mutually agreed-upon functions, A2M will:

a.	Make the initial contact with Potential Buyers for the purpose of purchasing Greene Concepts Products;
b.	Schedule meetings with Greene Concepts and Potential Buyers;
c.	Be a part of all meetings to advise and finalize details of the product placement of Greene Concepts with Potential Buyers;
d.	Utilize leadership skills and business knowledge to provide Greene Concepts with all details required to ensure a successful relationship with Potential Buyers.

1

2.	Term. This Agreement shall begin on the Effective Date and continue so long as Walmart does business with Greene Concepts; not withstanding the foregoing, each Party has the right to terminate this Agreement for any breach of the terms or conditions of this Agreement by any other Party upon thirty (30) days written notice to each of the other Parties. Such written notice must set forth the nature of the breach, provided that the Party receiving such notice has not corrected the stated breach (if such breach is capable of correction) within thirty (30) days after written notice was received. Additionally, this Agreement may be terminated upon mutual written agreement of all Parties.

3.	Non-Circumvention. All parties hereby agree, that they shall not, either individually, in any combination, or jointly, directly or indirectly, engage in conversations or negotiations with the management/owners or representatives of Walmart, or its subsidiaries for any sales, products or product distribution by Walmart without the inclusion of A2M Bio Inc.

4.	Compensation. Greene Concepts shall pay an ongoing referral fee ("Referral Fee") of 6% of NET actual cash receipts from Potential Buyer(s) less allowances for returns, set-offs such as damages or authorized returned, and promotional expenses for Products sold to the Potential Buyer and charged by Greene Concepts for each Greene Concepts Product sold to any Potential Buyer that entered into a Master Purchasing Agreement with Greene Concepts within two (2) weeks of the calendar month of Greene Concepts receiving a Product Fee payment from Potential Buyer. Greene Concepts shall pay the Referral Fee to A2M and all Parties agree to use A2M. Payment shall be via wire transfer to A2M's bank as follows:

USA National Wire Transfer: Chase Bank, Account 6953 19728 , Routing 322271627

5.	Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of California and jurisdiction is in the County of Los Angeles without regard to its conflicts of laws rules.

6.	Amendment. This Agreement may not be altered or amended except in writing signed by each named Party.

7.	Entire Agreement. This Agreement constitutes the entire agreement among the Parties hereto with respect to the transactions contemplated and supersedes all prior agreements.

8.	Venue & Jurisdiction. The Parties hereby irrevocably submit to the sole and exclusive venue and jurisdiction of Los Angeles, California and the Los Angeles Superior Court for any suit, action or proceeding arising out of or relating to this Agreement or any related transaction between the Parties. BEFORE ANY SUIT IS FILED IN COURT, EACH PARTY AGREES to mediate the dispute; if mediation is unsuccessful in resolving the dispute, then by BINDING ARBITRATION by through Alternative Dispute Resolution company ADR Services, Inc., located in Los Angeles, California.

9.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one in the same instrument.

10.	The parties hereto have executed, through their authorized representatives, this Fee Sharing Agreement as of the Effective Date.

11.	This Agreement and all renewals hereof shall be automatically renewed for an additional twelve (12) month period upon one party giving to the other party written notice of its intention to renew this Agreement on the same terms and conditions as set forth herein upon at least sixty (60) days prior to the expiration of the initial term hereof.

2

A2M Bio Inc.

Signature: /s/ Angel Oliferuk

Name: Angel Oliferuk

Date: February 10, 2022

President & CEO

Greene Concepts, Inc.

Signature: /s/ Lenny Greene

Name: Lenny Greene

Date: February 9, 2022

President

3